Room 4561

January 29, 2008

Mr. Albert Reda
Chief Executive Officer
Seamless Wi-Fi, Inc.
800 N. Rainbow Blvd., Suite 200
Las Vegas, NV 89109

     **Re:    Seamless Wi-Fi, Inc.**
            **Form 8-K filed January 24, 2008**
            **File No. 0-20259**

Dear Mr. Reda:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers at the end of this letter.

Form 8-K Filed January 24, 2008

General

1.     Please amend your disclosures to state whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse

opinion, the disclaimer of opinion or modification as required by Item 304(a)(1)(ii) of Regulation S-B.  The disclosures should address the uncertainty regarding the company's ability to continue as a going concern.

2.	Please amend your disclosures in the third paragraph under Item 4.01(a), to address the subsequent interim period through the date of resignation as required by Item 304(a)(1)(iv) of Regulation S-B.

3.	Please amend your disclosures to specifically address whether, during the registrant's two most recent fiscal years and the subsequent interim period through November 19, 2007,  Demetrius & Company, LLC  was consulted on any matters identified within Items 304(a)(2)(i) and (ii) of Regulation S-B.  Currently, you refer to the Davis Accounting Group.

4.	In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the disclosures.

	Please respond to these comments within five business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Albert Reda
Seamless Wi-Fi, Inc.
January 29, 2008
Page 3


        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.


                                Sincerely,


                                Mark Kronforst
                                Accounting Branch Chief